                                                                                                                                                        Vancouver, British Columbia
Canada  V6C 3A8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed:

Toronto Stock Exchange - Ticker Symbol - ARZ
American Stock Exchange - Ticker Symbol - AZK
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 25 - 2005

December 2, 2005
FOR IMMEDIATE RELEASE

AURIZON CLOSES $28 MILLION FINANCING
(All amounts in Canadian dollars unless otherwise specified)

Vancouver, B.C. - Aurizon Mines Ltd. (TSX:ARZ) (AMEX:AZK) is pleased to announce that it has completed a
$28 million financing, previously announced on November 14, 2005.  A syndicate of underwriters led by Dundee Securities Corporation and National Bank Financial Inc. exercised their option to increase the size of the financing, resulting in a total placement of 20,740,750 common shares at a subscription price of $1.35 per share, for gross proceeds of $28,000,000.

The Company intends to use the net proceeds of the financing for the construction of the Company’s Casa Berardi Project and for general corporate purposes.

The common shares were offered by way of a short form prospectus in the Provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.  The common shares offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Corporate Update

Aurizon continues to advance its Casa Berardi Project:

•

Headframe, shafthouse and hoistroom construction is substantially complete.

•

The shaft has been sunk to approximately 190 metres below surface.

•

Zone 113 ramp has accessed the 670 metre level, while the Lower Inter ramp is at a vertical depth of 560 metres.

•

Current underground development is proceeding according to plan.

The Casa Berardi Project is on time and on budget for a projected start-up in November of 2006.  The updated Feasibility Study, recently completed by Roscoe Postle Associates, anticipates that Casa Berardi will produce an average of 175,000 ounces of gold per annum for the initial 6 year mine life, at an estimated total cash cost of US$219 per ounce.  Aurizon is committed to growing its resource and reserve base at Casa Berardi and exploration and infill drilling activity is ongoing.

December 2, 2005
AURIZON CLOSES $28 MILLION FINANCING

Aurizon is a Canadian-based gold exploration and development company, and owns a 100% interest in the Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.   Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon has awarded an exclusive mandate to BNP Paribas to arrange and underwrite a project debt financing facility of up to $75 million.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick D. Soares, Manager, Investor Relations at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, within the meaning of securities legislation and the United States Private Securities Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.